SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            VIAVID BROADCASTING, INC.
                            -------------------------
                                (Name of Issuer)


                          COMMON STOCK $.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   925552 10 1
                           ----------------------
                                 (CUSIP Number)

                                  Paul Watkins
                         Suite 340 - 145 Chadwick Court
                        North Vancouver, British Columbia
                                     Canada
                                     V7M 3K1

                              Phone: (604) 988-7667
                      ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 11, 2002
                                 --------------
                       Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




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CUSIP No.  925552 10 1
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1.        Name of Reporting Person                               Paul Watkins
          S.S. or IRS  Identification  No. of
          Above Person                                           Not Required
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2.        Check the  Appropriate Box if a Member of              (a)   [ ]
          a Group                                                (b)   [X]
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3.        SEC Use Only
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4.        Source of Funds                                        PF
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5.        Check if Disclosure of Legal
          Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                  Not Applicable
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6.        Citizenship or Place of Organization
                                                                 Canada
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          Number of Shares Beneficially
          Owned by Reporting Person:
                                      7)  Sole Voting
                                          Power                  917,500
                                      ------------------------------------------
                                      8)  Shared Voting
                                          Power
                                      ------------------------------------------
                                      9)  Sole Dispositive
                                          Power                  917,500
                                      ------------------------------------------
                                      10) Shared
                                          Despositive
                                          Power
--------------------------------------------------------------------------------
11.       Aggregate Amount  Beneficially
          Owned By Each Reporting Person                         917,500
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in
          Row (11) Excludes Certain Shares                       See Item 6
--------------------------------------------------------------------------------
13.       Percent of Class Represented by
          Amount in Row (11)                                     7.6%
--------------------------------------------------------------------------------
14.       Type of Reporting Person                               IN



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ITEM 1.           SECURITY AND ISSUER.
                  -------------------

         The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of ViaVid Broadcasting, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at Suite 340 - 145 Chadwick Court, North Vancouver, British Columbia Canada V7M 3K1.

ITEM 2.           IDENTITY AND BACKGROUND.
                  -----------------------

         This Statement is being filed by Paul Watkins ("Holder."). Holder is a citizen of Canada with an address at Suite 340 - 145 Chadwick Court, North Vancouver, British Columbia Canada V7M 3K1. The Holder has been employed as follows:

         Holder has been the Secretary/Treasurer of the Company since October, 2000 and a Director since January, 1999. Holder has also served as a director of our subsidiary, ViaVid Broadcasting Corp., since October 31, 1998. Holder founded Watkins Communications Inc., an Internet marketing and news dissemination company with clients in the financial industry, in 1994. Holder has been the President and Director of Watkins Communications Inc. from 1994 to the present. Holder has a background in computer sciences and has over 12 years experience in the business of investor communications.

         Holder has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

         The Holder purchased 500 shares in ViaVid Broadcasting Corp., the Canadian Subsidiary for $0.01 per share. Those shares were exchanged for 850,000 shares of ViaVid Broadcasting, Inc. a Nevada Corporation in accordance with an acquisition agreement dated January 26, 1999. On March 11, 2002, the Company issued its convertible promissory note to Holder in the principal amount of $50,000 bearing interest at 3% per annum, payable at maturity on December 31, 2004. The promissory note is convertible at any time at the option of Holder into common shares of the Company at the lesser of $0.50 per share and 80% of the fair market value of the common shares, but not less than $0.05 per share. On the basis of a conversion price of $0.50 per share, the promissory note is convertible into 100,000 shares.


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ITEM 4.           PURPOSE OF TRANSACTION.
                  ----------------------

         The purpose or purposes of the acquisition by Holder was a passive investment. Holder is the Secretary/Treasurer and a Director of the Company. Depending on market conditions and other factors, Holder may acquire additional Shares as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Holder also reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions to third parties or otherwise.

         As of the date hereof, except as described herein, Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

         Pursuant to Rule 144, the Holder is entitled to sell 1% of the issued and outstanding Common Stock of the Company each quarter. Depending on market conditions, the Holder may exercise this right each quarter.

         The Company has plans to seek to raise additional equity capital. The Holder is unable to state at this time the terms on which such equity capital will be raised or whether or not the Company will be successful in raising that capital.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of March 11, 2002, Holder holds beneficially the following securities of the Company.

                                                        Percentage of shares of
                                          Amount            Common Stock (1)
Title of security
---------------------------       ----------------------------------------------

Common Stock                             917,500                   7.6%

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

(1) Calculated in accordance with Rule 13d-3. Such holdings exclude 817,500 shares held beneficially by Cheryl Watkins, an Employee of the Company and the wife of the Holder. The Holder disclaims a beneficial interest in the shares held by Mrs. Watkins.


         (b) Holder has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

         (c) The Holder has not effected any sales of the Company's securities during the 60 days prior to March 11, 2002.

         (d)  Not applicable

         (e)  Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         --------------------------------------------------------
                 WITH RESPECT TO SECURITIES OF THE ISSUER.
                 ----------------------------------------

         On March 11, 2002, the Company entered into a 3.0% Convertible Promissory Note with the Holder. The Note was issued in place of amounts owing to Holder for services rendered during the period May 31, 2000 to February 28, 2002. Interest is payable on the Note at 3% per annum (5% if past due) and is payable at maturity in cash or by issuance of shares of common stock based on their fair market value. The principal and accrued interest on the Note is convertible at any time into shares of common stock at a conversion price equal to the lesser of $0.50 and 80% of the fair market value of a share of common stock, subject to adjustment in the event of stock splits or combinations. Fair market value is determined based on the average of the closing bid and asked prices for the Company's common stock on the 20 trading days preceding the date on which the Company receives notice of conversion of the Note or the date interest is paid by delivery of shares. The Note becomes due and payable on December 31, 2004, or prior thereto in the event of default. The Company has agreed to file on one occasion a registration statement under the U.S. Securities Act of 1933, as amended, to register the offer and sale of the shares issuable on conversion of the Note on the demand of the holder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

         Exhibit 1:   Convertible Promissory Note Dated March 11, 2002.



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



                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 13, 2002
                                                     /s/ Paul Watkins
                                                     -----------------------
                                                     Holder









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